UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

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Nihon Densan Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

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Japan	333-13896	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan

(Address of principal executive offices) (Zip Code)

Masahiro Nagayasu

+81-75-935-6550

(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

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Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

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Introduction

Nidec Corporation is a joint stock corporation incorporated and registered under the laws of Japan on July 23, 1973 under the name of Nihon Densan Kabushiki Kaisha.

We are a global manufacturer of electric motors and associated electronic components and equipment, dedicated to meeting the requirements of various industries ranging from computers, automobiles, home appliances to commercial and industrial equipment. The performance requirements imposed by these industries require us and some of our suppliers to use materials such as tin, tungsten, tantalum and gold (“3TG” or “necessary conflict minerals”) in some of the products we manufacture.

Unless otherwise defined herein, numerous terms in this Form SD and the Conflict Minerals Report attached to this Form SD as Exhibit 1.01 are defined in Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”) and Form SD, and the reader is referred to these sources and the 1934 Act Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012, for such definitions.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Nidec has concluded in good faith that during the 2014 calendar year:

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Nidec manufactured and contracted to manufacture products containing conflict minerals that are necessary to the functionality or production of these products (the “necessary conflict minerals”).

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Based on the “reasonable country of origin inquiry” (“RCOI”) Nidec conducted, Nidec has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “covered countries”) and may not be from recycled or scrap sources.

Description of RCOI

Nidec’s RCOI consisted of surveying direct suppliers that Nidec determined, based on a risk-based applicability assessment, to represent the highest risk of supplying Nidec with components that do or may contain 3TG from one or more of the covered countries. Nidec is several levels removed from the mining of the conflict minerals. In addition, Nidec does not purchase raw ore or unrefined conflict minerals or make purchases from the covered countries.

When responding to the survey, these direct suppliers relied on information provided by their respective suppliers.

(1) Criteria used to develop list of suppliers to survey

Nidec created a set of criteria for preparing a list of suppliers to be surveyed by conducting a risk-based applicability assessment, which was primarily based on the type of supplier operations and the likelihood that the supplied materials contain 3TG, considering the relevant product specifications.

(2) Engagement with supply chain (Procedures for engaging with supply chain)

As a first step to engaging with the supply chain, Nidec sent a notification to the selected direct suppliers in July 2013, informing them about the reporting requirements relating to conflict minerals and asking them to complete a conflict minerals survey prepared based on the standard template developed by the Conflict-Free Sourcing Initiative (“CFSI”), generally known as the Conflict Minerals Reporting Template. The suppliers were also given an opportunity to provide updated contact information to Nidec. Since many of Nidec’s suppliers are not registrants that file reports under Section 13(a) or 15(d) of the 1934 Act or are unfamiliar with the reporting requirements under Rule 13p-1, Nidec also provided step-by-step instructions for responding to the survey. Additionally, Nidec established an email address dedicated to receiving and responding to questions from suppliers about the reporting requirements relating to conflict minerals and assisting suppliers in completing the survey.

(3) Survey response review

Nidec evaluated the responses received from suppliers and, in the evaluation process, reviewed them for consistency, completeness and other apparent errors. With respect to the responses that were found to contain such errors, Nidec has been making an effort to follow up with the responding suppliers.

(4) Non-responsive suppliers

Nidec has also been making an effort to periodically remind suppliers that did not respond to the survey within a given time period.

Results of RCOI

Less than half of the survey responses contained sufficient information to enable us to confirm the mine or location of origin of 3TG used in the products that Nidec procured from them. As a result, Nidec was unable to exclude the possibility that some conflict minerals in such procured products did originate, or may have originated, in the covered countries and were not from recycled or scrap resources. Accordingly, Nidec has filed a Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

Hyperlink to Form SD and Conflict Minerals Report

This Form SD and the Conflict Minerals Report, attached and filed as Exhibit 1.01 hereto, are publicly available at: http://www.nidec.com/en-global/sustainability/topics/conflict_mineral/.

Section 2 - Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Nidec Corporation

(Registrant)

By:

/s/   Masuo Yoshimatsu

May 29, 2015

Masuo Yoshimatsu

First Senior Vice President

Chief Financial Officer and

Director